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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 23, 2003

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file under assigned to the registrant in connection with
Rule 12g3-2(b):

        This Report on Form 6-K contains a copy of the following press release:

—
KPN offers free broadband Internet to schools through XS4ALL, dated September 23, 2003.

Press Release

KPN offers free broadband Internet to schools through XS4ALL	Date September 23, 2003 Number 053pe

        KPN is offering schools in the Netherlands 3 years' free broadband Internet through its subsidiary XS4ALL. KPN believes that the development of advanced learning methods based on the latest communication technologies is essential for society, and wants to contribute to the growth of the knowledge economy in the Netherlands. A well-educated working population will reinforce the country's competitive position in the long term. It is also in the interest of KPN that employees and customers of the future make maximum use of ICT at work and at home. To that end, KPN is investing € 25 million. KPN is also calling for other companies to make similar essential investments in the country's future, and sees this as the first step towards co-operating with other parties to support the Dutch knowledge economy. Schools in primary, secondary, vocational and adult education qualify for KPN's free Internet offer. Until 2001, when all sponsoring activities were suspended in view of the financial circumstances of the time, KPN was an active sponsor, principally of football. KPN has instead consciously chosen to invest in the Dutch knowledge economy.

        From 1 January 2004, institutions in primary, secondary, vocational and adult education in the Netherlands will have their own Internet budget. KPN will provide fast broadband connections and access to advanced Internet services, free of charge. XS4ALL, a subsidiary of KPN, will supply the technology for the services. KPN will offer an alternative to schools in areas where ADSL is not available at this moment. KPN's offer of free Internet access will allow schools to use their full budget for introducing new ICT-based learning methods and training teachers.

        ICT is becoming increasingly important in education and is driving many innovations. The Internet is opening the door to many new forms of learning, as well as providing schools and students with a convenient way to communicate and share information. Schools use ICT-based methods in different ways and to varying degrees. This can be seen in primary, secondary, occupational and adult education, where the needs of the various types of institution are at different levels. KPN is therefore offering modules with a variety of services: Internet access, e-mail, web hosting and virus filters. KPN has put together tailor-made packages for each type of school and will ensure a seamless transfer from current providers, free of charge.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: September 29, 2003	By:	/s/ MICHIEL ROOVERS Michiel Roovers Legal Counsel

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SIGNATURES